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PUNCHFLIX SEEKS TO RAISE $50 MILLION IN IPO



"PUNCHFLIX WORKING TO BUILD A BRIGHTER FUTURE FOR OUR COMMUNITY"

PunchFlix seeks to raise $50 million in initial public offering with 5 million shares of stock at $10 per share.

One of the world's top digital streaming companies, PunchFlix has filed for a public offering of 5 million shares of stock at $10 per share with the aim of raising $50 million. PunchFlix, Inc. has filed under Regulation A of the JOBS Act. Punchflix has grown to become a global digital movie and television streaming platform. After expanding its content by adding more than 2000 titles to its growing streaming service, PunchFlix seeks to go even further by testing the Wall Street business model with its IPO.

In this public offering, investors can become shareholders and part owners of the company. As a company on the cutting edge of multi-media, streaming technology and advancements in digital broadcasting with the aim of becoming a global empire, PunchFlix investors can rest assured that the company will seek to deliver of a high value stock over time on every dime of their investment.

PunchFlix seeks innovative, forward thinking investors to help achieve their goal of 1 million subscribers.

For every investment made by investors in this IPO, PunchFlix will use the funds raised to execute the company's business model which includes:

1. The Acquisition of New Content for PunchFlix.com
2. The Development of the Distribution of content utilizing the Block-Chain.
3. Advertising to increase subscriber base.
4. Building a team that will create a sustainable growth model for PunchFlix.

PunchFlix recommends that you try its service with the free trial.

About PunchFlix: PunchFlix Inc. always seeks to provide customers with the best digital movies and television experience. That is why PunchFlix is currently the talk of the marketplace. The global launch of PunchFlix digital streaming movie and television platform is firing viewers up and this is an exciting moment at PunchFlix Inc. The streaming service company believes that it is addressing the need to implement programming for global appeal. Starting with hundreds of movie titles and more live television streams, PunchFlix showcases top-notch programming for consumers to enjoy. PunchFlix Inc. is eager to put the "Punch" into how television is viewed around the world. With television available for viewing anytime and anywhere, the appeal of PunchFlix will change how consumers choose to enjoy their television experience.

Find out more about PunchFlix at http://punchflix.com and purchase shares or check the IPO FAQ's for more information at
https://corporate.punchflix.com

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SEC Legend and Disclaimer

Rule 255 under Regulation A. No money or other consideration is being solicited for our Regulation A+ offering at this time and if sent in to PunchFlix, Inc. will not be accepted. No offer to buy securities in a Regulation A+ offering of Acme can be accepted and no part of the purchase price can be received until Acme's offering statement is qualified with the SEC. Any such offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any indications of interest in PunchFlix's offering involves no obligation or commitment of any kind.

PunchFlix Inc. is testing the waters under Regulation A of the Securities Act of 1933, as amended. This process allows companies to determine whether there may be interest in an eventual offering of its securities. PunchFlix is not under any obligation to make an offering under Regulation A. PunchFlix may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may not be made under Regulation A. For example, PunchFlix may determine to proceed with an offering under Rule 506(c) of Regulation D, in which case we will only offer our securities to accredited investors as defined by Rule 501(a) of Regulation D. If PunchFlix does go ahead with an offering under Regulation A, it will only be able to make sales after it has filed an offering statement with the Securities and Exchange Commission ("SEC") and only after the SEC has qualified such offering statement. The information in the offering statement will be more complete than the test-the-waters materials and could differ in important ways. You must read the offering statement filed with the SEC.

A copy of our most recent preliminary offering circular may be found through the EDGAR filing system of the Securities and Exchange Commission at the URL provided in the comment by PunchFlix, Inc.

PunchFLIX, Inc. Regulation A SEC Filing

 or copy and paste the link: https://www.sec.gov/cgi-bin/browse-edgar?company=punchflix&owner=exclude&action=getcompany

Looking Forward Statement PunchFLIX, Inc.

This article may contain forward-looking statements and information relating to, among other thing, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the article, message or video, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on

which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

